UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Capital Senior Living Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

140475104

(CUSIP Number)

Mr. Scott Zimmerman, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 698-3500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 03, 2007

(Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( X )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 140475104

1.	Names of Reporting Persons. West Creek Capital, LP

2.	Check the Appropriate Box if a Member of a Group* (a.) ☐ (b.) ☐

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware

Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 1,706,650
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 1,706,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person IA PN

SCHEDULE 13D
CUSIP No. 140475104

1.	Names of Reporting Persons. West Creek Capital, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a.) ☐ (b.) ☐

3.	SEC USE ONLY

4.	Source of Funds* AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization Delaware
Number of Shares	7.	Sole Voting Power 0
Beneficially Owned by	8.	Shared Voting Power 1,706,650
Each Reporting	9.	Sole Dispositive Power 0
Person With	10.	Shared Dispositive Power 1,706,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.4%

14.	Type of Reporting Person IA CO

SCHEDULE 13D
CUSIP No. 140475104

1.	Names of Reporting Persons. Roger Feldman

2.	Check the Appropriate Box if a Member of a Group* (a.) ☐ (b.) ☐

3.	SEC USE ONLY

4.	Source of Funds* AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States Citizen
Number of Shares	7.	Sole Voting Power 28,000
Beneficially Owned by	8.	Shared Voting Power 1,706,650
Each Reporting	9.	Sole Dispositive Power 28,000
Person With	10.	Shared Dispositive Power 1,706,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,734,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.5%

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 140475104

1.	Names of Reporting Persons. Harvey Hanerfeld

2.	Check the Appropriate Box if a Member of a Group* (a.) ☐ (b.) ☐

3.	SEC USE ONLY

4.	Source of Funds* AF PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares	7.	Sole Voting Power 50,000
Beneficially Owned by	8.	Shared Voting Power 1,706,650
Each Reporting	9.	Sole Dispositive Power 50,000
Person With	10.	Shared Dispositive Power 1,706,650

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,756,650

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.6%

14.	Type of Reporting Person IN

Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Shares"), of Capital Senior Living Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 14160 Dallas Parkway, Suite 300, Dallas, TX 75254

Item 2. Identity and Background.

(a)
Name:  This Schedule 13D is being filed jointly by (i) West Creek Capital, LP, a Delaware limited partnership, (ii) West Creek Capital, Inc., a Delaware corporation, and (iii) Roger Feldman and (iv) Harvey Hanerfeld (collectively the "Reporting Persons" and each individually a "Reporting Person"). Roger Feldman and Harvey Hanerfeld are the sole stockholders, directors and executive officers of West Creek Capital, Inc., the general partner of West Creek Capital, LP. Each of the Reporting Persons either individually and/or collectively is deemed to be the beneficial owner of shares held by (i) WC Select LP, a Delaware limited partnership ("Select"), (ii) West Creek Partners Fund LP, a Delaware limited partnership ("Partners Fund"), (iii) Cumberland Investment Partners, LLC, a Delaware limited liability company ("Cumberland"), (iv) Roger Feldman, (v) Harvey Hanerfeld and (vi) certain private accounts (the "Accounts") with respect to which West Creek Capital, LP is an investment advisor pursuant to investment advisory agreements (together, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D. An Agreement for Joint Filing by the Reporting Persons is annexed hereto as Exhibit 1.

(b)	Residence or business address: The principal business address of the Reporting Persons is 1919 Pennsylvania Ave., NW, Ste. 725, Washington, DC 20006.

(c)
Present Principal Occupation or Employment:  The principal business of West Creek Capital, LP is providing investment management services to investment partnerships and other entities. The principal business of West Creek Capital, Inc. is providing investment management services. The principal occupation or employment of Roger Feldman is serving as owner, director and Vice President and Treasurer of West Creek Capital, Inc., the general partner of West Creek Capital, LP. The principal occupation or employment of Harvey Hanerfeld is serving as owner, director and Vice President and Secretary of West Creek Capital, Inc., the general partner of West Creek Capital, LP.

(d)	Criminal Conviction: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Court or Administrative Proceedings:  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Roger Feldman and Harvey Hanerfeld are each a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $11,609,202 was paid to acquire the Shares.

Item 4. Purpose of Transaction

The Reporting Persons purchased the Shares for the purpose of investment and subject to the statements in this Item 4, have no present plans or proposals which relate to or would result in a transaction with the purpose or effects enumerated in clauses (a) through (j) of Item 4 of Schedule D.

The Reporting Persons have sent a letter dated December 3, 2007, to Mr. James Moore, Director, Capital Senior Living Corp. (the "Moore Letter", a copy of which is annexed to this filing as Exhibit 2). The Moore Letter discusses the Reporting Persons' concerns about the Issuer, and requests that the Board of Directors (the "Board") retain an independent investment bank to explore strategic alternatives, including a potential sale or liquidation of the Issuer.

Representatives of the Reporting Persons have had conversations with members of the Issuer's operating management and with members of the Board. The Reporting Persons reserve the right to communicate further with the Issuer's operating management and with members of the Board, among others, about these and other matters. Such communications may result in proposing one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons also reserve the right to purchase or otherwise acquire additional Shares, or to sell or otherwise dispose of Shares beneficially owned by them, in each case in open market or privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.

(a)(b)
West Creek Capital, L.P., as the investment adviser to Select, Partners Fund, Cumberland, and the Accounts, West Creek Capital, Inc., as general partner of West Creek Capital, LP, and Mr. Feldman and Mr. Hanerfeld as sole stockholders, directors and executive officers of West Creek Capital, Inc., the general partner of West Creek Capital, L.P., may be deemed to have the shared power to direct the voting and disposition of a total of 1,706,650 total Shares held by Select, Partners Fund, Cumberland and the Accounts, such shares constituting approximately 6.4% of the Shares of the Issuer. Mr. Feldman has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 28,000 shares beneficially owned by him as an individual, and together with the 1,706,650 Shares referenced above, such Shares constitute approximately 6.5% of the Shares of the Issuer. Mr. Hanerfeld has the sole power to vote or direct the voting of and to dispose and to direct the disposition of the 50,000 shares beneficially owned by him as an individual, and together with the 1,706,650 Shares referenced above, such Shares constitute approximately 6.6% of the Shares of the Issuer. All percentage holdings described herein are based upon the 26,579,357 Shares outstanding as of November 5, 2007, according to the Issuer's most recent Form 10-Q filed November 7, 2007, for the period ending September 30, 2007.

(c)	No transactions in the Shares were effected by the Reporting Persons during the past 60 days.

(d)	No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated as of December 3, 2007, by and among West Creek Capital, LP, Roger Feldman and Harvey Hanerfeld. Exhibit 2: Letter, dated December 3, 2007, to James Moore, Director, Capital Senior Living Corp.

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:   December 03, 2007

West Creek Capital, LP, By: West Creek Capital, Inc. Its general partner
By:	/s/ Harvey Hanerfeld
Harvey Hanerfeld
Title: VP and Secretary
West Creek Capital, Inc.
By:	/s/ Harvey Hanerfeld
H arvey Hanerfeld
Title: Vice President and Secretary
Roger Feldman
By:	/s/ Roger Feldman
Roger Feldman
Harvey Hanerfeld
By:	/s/ Harvey Hanerfeld
Harvey Hanerfeld